UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the months of July and August 2024

Commission File Number: 001-41425

(Translation of registrant’s name into English)

Commission File Number: 001-41425

Golden Sun Health Technology Group Limited

Room503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Resignation of Director

Effective as of July 21, 2024, Mr. Travers Robert O’Keefe has resigned as a director and a member of the Nominating and Corporate Governance Committee of Golden Sun Health Technology Group Limited (the “Company”). Mr. O’Keefe’s decision to resign did not arise or result from any disagreement with the Company.

Appointment of Director

On July 31, 2024, the Board of Directors of the Company appointed Xu Xijing as a director and a member of the Nominating and Corporate Governance Committee of the Company, effective August 3, 2024. Xu Xijing is an independent director under the applicable rules and regulations of the Securities and Exchange Commission and rules of Nasdaq. Xu Xijing does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Kealey was selected as a director.

Financial Results

On August 2, 2024, the Company reported its financial results for the six months ended March 31, 2024 and 2023. The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements of Golden Sun Health Technology Group Limited as of and for the Six Months Ended March 31, 2024” and “Operating and Financial Review and Prospects”.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Unaudited Condensed Consolidated Financial Statements of Golden Sun Health Technology Group Limited as of and for the Six Months Ended March 31, 2024

99.2	Operating and Financial Review and Prospects

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date:  August 2, 2024

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